INVESTOR CONTACT:

John LeFrere
917 225 2800
investorrelations@bhcousa.com

B+H Ocean Carriers Ltd.  Announces Intent to Repurchase up to 600,000 Shares of Its Common Stock through a Modified “Dutch Auction” Tender Offer

New York, New York, October 20, 2008 – B+H Ocean Carriers Ltd.  (AMEX: BHO) today announced that it will commence a modified “Dutch Auction” tender offer to purchase up to 600,000 shares of its common stock at a price per share not less than $4.00 and not greater than $5.00.  The tender offer is expected to begin on October 20, 2008, and to expire on November 17, 2008, at 12:00 midnight, New York City time, unless extended.  BHO will purchase up to 600,000 common shares in the offer (representing approximately 8.8% of BHO’s outstanding common shares.  Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to that time.

On the terms and subject to the conditions of the tender offer, BHO’s stockholders will have the opportunity to tender some or all of their shares at a price within the $4.00 to $5.00 per share range.  Based on the number of shares tendered and the prices specified by the tendering stockholders, BHO will determine the lowest per share price within the range that will enable it to buy 600,000 shares, or such lesser number of shares that are tendered and not withdrawn.  All shares accepted in the tender offer will be purchased at the same price per share even if the stockholder tendered at a lower price.  If stockholders tender more than 600,000 shares at or below the purchase price per share, BHO will purchase the shares tendered at or below the determined per share purchase price by those stockholders, subject to a preference for “odd lots” tendered, proration and certain other factors.  BHO may continue after the tender offer its previously announced plan for the purchase of common shares on the open market from time to time, depending on market conditions.

The tender offer is not contingent upon any minimum number of shares being tendered.  The tender offer is, however, subject to a number of other terms and conditions.

BHO’s board of directors has approved the tender offer because it believes that the modified “Dutch Auction” tender offer is a prudent use of BHO’s financial resources given its current liquidity and prospective capital requirements.  Subject to certain limitations and legal requirements, BHO reserves the right to accept for payment, according to the terms and conditions of the offer, up to an additional 2% of BHO’s outstanding shares of common stock (or 136,260 shares) without amending or extending the offer. In exercising this right, we may increase the per share purchase price to allow us to purchase all such additional shares.

BHO believes that the modified “Dutch Auction” tender offer provides a mechanism to provide stockholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect.  In addition, stockholders who do not participate in the offer will automatically increase their relative percentage ownership interest in BHO and its future operations at no additional cost to them.

None of BHO, its board of directors, the depositary or the information agent is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the tender offer.  Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by BHO. The Company has been advised that none of its directors or executive officers intends to tender shares pursuant to the offer.

D.F. King & Co., Inc. is the information agent for the Offer.  The Offer to Purchase, a letter of transmittal and related documents will be mailed shortly to stockholders of record and also will be made available for distribution to beneficial owners of BHO’s common stock.  For questions and information, please call the information agent at (800) 549-6746.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF THE B+H OCEAN CARRIERS LTD. COMMON STOCK.  THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT BHO WILL SHORTLY BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION.  STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER.  STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON “SCHEDULE TO,” THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT BHO WILL SHORTLY BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV OR BY CONTACTING D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE TENDER OFFER AT 1-800-549-6746.  STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About B+H Ocean Carriers Ltd.

General.  The Company was organized as a corporation under Liberian law on April 28, 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation.  As of October 13, 2008, the Company owned and operated five medium-range product tankers, one Panamax product tanker and five ore/bulk/oil combination carriers (“OBOs”).  The Company also owns a 50% interest in a company which is the disponent owner of a 1992-built 75,000 DWT Combination Carrier, effected through a lease structure.  Each vessel accounts for a significant portion of the Company’s revenues.

The Company’s fleet of product tankers consists of “handy-size” vessels which are between 30,000 and 50,000 summer dead-weight tons (“DWT”), and are able, by reason of their smaller size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries.  The Company’s Panamax product tanker is 68,500 DWT.  Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as refined petroleum products, vegetable oils, caustic soda and molasses.  The Company’s OBOs are between 74,000 and 84,000 DWT.  OBOs are combination carriers used to transport liquid, iron ore or bulk products such as coal, grain, bauxite, phosphate, sugar, steel products and other dry bulk commodities.

The Company is organized as a corporation in Liberia, and its principal executive office is located at Par La Ville Place, 14 Par La Ville Road, Hamilton HM 08, Bermuda (telephone number (441) 295-6875).

Recent developments.  Over the past several weeks, the shipping industry has suffered significant adverse developments in both dry cargo freight rates and the availability of bank finance for ship owners.  Additionally, there has been a widespread loss of trade finance for purchasers and shippers of bulk commodities, particularly dry bulk.  As of October 16, 2008, the Baltic Freight Index was 1,506, which is 12.8% of its May 20, 2008 all-time high level of 11,793.  It is difficult to describe the turmoil being experienced in the current shipping markets, both for ship values and freight rates.

In the past two or three weeks, the Company has sustained the default of two of its dry cargo charterers, ICI on MV SACHEM and Hubel Shipping on MV ALGONQUIN.  The rates currently obtainable for short term employment for these vessels are approximately one third of the contractual rate due from the defaulting charterers.  An agreement to sell MV ALGONQUIN has been entered into and a 20% deposit has been received from the buyer for a sale at $18.0 million (a lower price than initially agreed due to market conditions) for delivery in first quarter of 2009.  This transaction necessitated a third quarter of 2008 vessel impairment charge of approximately $6.0 million.

A second vessel, the 50%-owned OBO SEAPOWET, had been put under contract for sale and was expected to close on October 20, 2008.  On October 9, buyers informally advised that they would not be able to close, and official word was received on October 15, with buyers acknowledging that they will forfeit their $5.0 million deposit.

The adverse effects of the global banking and liquidity crisis on shipping and on the Company cannot be quantified, but they are significant.  The Company believes that of its seven current bank lenders, five are presently unable to make or fund new commitments, and the other two are unwilling to do so.

Since December 2006, the Company purchased a series of puts on the Panamax Bulkcarrier Index for the average of four time charters, known as “PJAX4TC”.  A number of the previous quarters of reported earnings have included non-cash losses attributable to the deep decline in market value of these puts.  However, in the present extreme dry cargo freight market decline, this portfolio of puts has increased in value dramatically.  The extreme volatility of the underlying rates makes it difficult to refer to a “present” value, but results will show a non-cash increase in the value of these puts in excess of $13 million.  A number of these puts, above 60% in value, are pledged as additional collateral on the mortgage financing of MV SACHEM and any monthly settlements or sale proceeds will be blocked or used to prepay mortgage debt.

Operations remain on a fairly steady state for vessels other than MV ALGONQUIN and MV SACHEM.  MV CAPT. T.J. HUDNER went into the yard for conversion to bulk carrier in August, before the major collapse of dry rates and the loss of the two charters described above.  It is not possible to change or stop that work without incurring substantial losses, so it remains on schedule for completion this December.

Notwithstanding recent oil price declines, the Company remains pleased with the employment prospects for its accommodation work barge, “SAFECOM 1”, now under construction and scheduled for completion in fourth quarter of 2009.

Miscellaneous.  This press release, including any documents incorporated by reference or deemed to be incorporated by reference, contains “forward-looking statements,” which are statements relating to future events, future financial performance, strategies, expectations and competitive environment.  Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Stockholders should not read forward-looking statements as a guarantee of future performance or results.  They will not necessarily be accurate indications of whether or at what time such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief at that time with respect to future events.  Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  Important factors that could cause such differences include, but are not limited to:  uncertainties related to BHO’s ability to implement BHO’s business strategy; uncertainties related to litigation; economic and political conditions in the U.S. and abroad; and other risks outlined in BHO’s filings with the SEC.  All forward-looking statements are effective only as of the date they are made and BHO disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  These risks and uncertainties include risks related to BHO’s businesses as well as the factors relating to the transactions discussed in BHO’s offer to purchase.  Stockholders should not place undue reliance on the forward-looking statements, which speak only as to the date of the offer to purchase or the date of documents incorporated by reference.